August 1, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Kuhn and Mr. Doug Jones

Re: Society Pass Incorporated

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 23, 2023

File No. 001-41037

Mr. Kuhn and Mr. Jones:

On behalf of Society Pass Incorporated (the “Company”), we have set forth below a response to the comment from the Securities and Exchange Commission (the “SEC”) contained in its letter of July 19, 2023 with respect to the Company’s Form 10-K as noted above. For your convenience, the text of the SEC’s comment is set forth below in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 106

1. You state you have not included a report of management’s assessment regarding internal control over financial reporting due to a transition period for newly public companies. Note the transition period is applicable until you either had been required to file or filed an annual report for the prior fiscal year. Since you filed an annual report for the previous fiscal year, please amend your filing to include management's assessment regarding internal control over financial reporting. Refer to Item 308(a) of Regulation S-K and instruction 1 to Instructions to Item 308

Response: We have prepared and filed a revised Management’s Report on Internal Control over Financial Reporting to amend the Form 10-K as follows:

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2022, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 310-728-5129.

Sincerely,

/s/ Lawrence Venick

Lawrence Venick

Partner